FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                  REPORT OF FOREIGN PRIVATE ISSUER
                PURSUANT TO RULE 13a-16 or 15d-16 OF
                 THE SECURITIES EXCHANGE ACT OF 1934
                       FOR December 01, 2006

                DYNAMOTIVE ENERGY SYSTEMS CORPORATION
        (Exact name of Registrant as specified in its charter)

                           -----------------


                     Suite 230-1700 West 75th Avenue
                             Vancouver, BC
                            Canada V6P 6G2
                            (604) 267-6000
                (Address of principal executive offices)

                           -----------------

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                        FORM 20-F  X    FORM 40-F
                                  ---             ---
     [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the
                   Securities Exchange Act of 1934.]

                              YES         NO  X
                                  ---        ---

    [If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

                           FORM  51-102F3

MATERIAL CHANGE REPORT

1.    Name and Address of Company
      ---------------------------

      DynaMotive Energy Systems Corporation (the "Issuer")
      230-1700 West 75th Avenue
      Vancouver, BC V6P 6G2

      Tel. (604) 267-6013

2.    Date of Material Change
      -----------------------

      November 30, 2006

3.    News Release
      ------------

      Issued November 30, 2006 and disseminated via Business Wire.

4.    Summary of Material Change
      --------------------------

VANCOUVER, BC, CANADA November 30, 2006 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF), a leader in biomass to BoiOil technology, announced today its operating results for the third quarter. The September 30, 2006 quarter saw a $3.3 million operating loss, or $0.02 per share, a 15% reduction when compared with an operating loss of $3.9 million, or $0.03 per share in the second quarter of this year, and slightly higher than $2.9 million, or $0.03 per share for third quarter of 2005.

Dynamotive's balance sheet was strengthened during the quarter by cash received from warrant exercises which was used in part for debt reduction and also for investment in its 200 tonne-per-day BioOil plant in Guelph, Ontario, about 45 miles west of Toronto. The Guelph plant is targeted to be completed in Q1 of 2007. Results also reflect a more conservative revenue recognition policy adopted in the quarter and further described below.

Further, the company announced it will invest $4.5 million to expand its West Lorne Facility to 130 tonnes per day input capacity.

Revenue recognition policy changes:
During 2006, the company has completed $1.1 million of licensing agreements and received the majority of these licensing fees as non-refundable deposits. Under its new revenue recognition policy, such amounts from 2006 and future periods will categorize these advances (notwithstanding their non refundable nature) as deferred revenue and only recognize these amounts as revenue upon completion of all residual aspects of the license and plant agreements.

In addition, product and service sales totalling almost $200,000 which have been completed this fiscal year will be credited against operating expenses (rather than recognised as revenue) until such time as the related plant operations reach break-even levels. Break-even at the West Lorne plant is expected to be achieved in 2007 based on existing contracts and more beneficial electricity pricing mechanisms in the Province of Ontario for renewable energy contracts.

Accordingly, the company will restate results for the first and second quarters of 2006, by December 8, 2006 to reflect the reclassification of license and product and sale receipts to deferred revenue and to reduction of operating expenses.


5.    Full Description of Material Change
      -----------------------------------

      Please see attached news release


6.    Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
      ------------------------------------------------------------------
      Not applicable


7.    Omitted Information
      -------------------
      Not applicable


8.    Executive Officer
      -----------------
      Contact:      Andrew Kingston, President & CEO
      Telephone:  (604) 267-6013


9.    Date of Report
      --------------
      November 30, 2006

DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                       (signed)       "Andrew Kinston"
                                       ---------------
                                       Andrew Kingston
                                       President & CEO

DYNAMOTIVE ENERGY SYSTEMS CORPORATION News Release:  November 30, 2006

          DYNAMOTIVE REPORTS Q3 RESULTS - OPERATING LOSS DOWN FROM Q2 Announces $4.5 Million Investment to Expand West Lorne Facility

VANCOUVER, BC, CANADA November 30, 2006 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF), a leader in biomass to BoiOil technology, announced today its operating results for the third quarter. The September 30, 2006 quarter saw a $3.3 million operating loss, or $0.02 per share, a 15% reduction when compared with an operating loss of $3.9 million, or $0.03 per share in the second quarter of this year, and slightly higher than $2.9 million, or $0.03 per share for third quarter of 2005.

Dynamotive's balance sheet was strengthened during the quarter by cash received from warrant exercises which was used in part for debt reduction and also for investment in its 200 tonne-per-day BioOil plant in Guelph, Ontario, about 45 miles west of Toronto. The Guelph plant is targeted to be completed in Q1 of 2007. Results also reflect a more conservative revenue recognition policy adopted in the quarter and further described below.

Further, the company announced it will invest $4.5 million to expand its West Lorne Facility to 130 tonnes per day input capacity.

Revenue recognition policy changes:
-----------------------------------
During 2006, the company has completed $1.1 million of licensing agreements and received the majority of these licensing fees as non-refundable deposits. Under its new revenue recognition policy, such amounts from 2006 and future periods will categorize these advances (notwithstanding their non refundable nature) as deferred revenue and only recognize these amounts as revenue upon completion of all residual aspects of the license and plant agreements.

In addition, product and service sales totalling almost $200,000 which have been completed this fiscal year will be credited against operating expenses (rather than recognised as revenue) until such time as the related plant operations reach break-even levels. Break-even at the West Lorne plant is expected to be achieved in 2007 based on existing contracts and more beneficial electricity pricing mechanisms in the Province of Ontario for renewable energy contracts.

Accordingly, the company will restate results for the first and second quarters of 2006, by December 8, 2006 to reflect the reclassification of license and product and sale receipts to deferred revenue and to reduction of operating expenses.

Plant Expansion Program
-----------------------
Dynamotive announced it reached an agreement with Erie Flooring and Wood Products (EF) to expand its BioOil production facility to 130 tonnes of biomass input per day, a 30% expansion.
The added production capacity will allow the Company to maximize electricity generation at site and maximize revenue generation through the new green energy pricing structure proposed in the Ontario Standard Offer (a 50% increase on current electricity prices) while continuing to support and expand its favourable BioOil sales contracts and market development activities.
Further, through the implementation of technological advances developed as a result of two years of operation at the plant, the company expects to achieve a 35% reduction in operating costs. The investment in the expansion has a projected payback of three years. In connection with the expansion, the company said it will record a non-cash asset write-down of $2.3 million to reflect the obsolescence of certain equipment which is being replaced. Including this non-cash write-down expense and other non-operating earnings such as interest income, the company's net loss for the quarter was $5.4 million, or $0.03 per share.
As part of the expansion and subject to completing definitive agreements, Erie Flooring and Wood Products and Dynamotive will replace aging boilers in the complex with a new system that will allow for expansion of operating capacity at EF and improve air quality in the town of West Lorne. EF agreed to provide additional biomass to the plant to support the expansion.

The expansion work is planned for Q2 2007. Until then, the plant will continue to operate in its current configuration with production and shipment of BioOil continuing to customers under existing commercial contracts.

Dynamotive President and CEO, Andrew Kingston said: "Third quarter results and our newly adopted conservative revenue recognition policies reflect further progress on our path from development stage toward becoming a full-fledged operating company.

"We continue to advance our technology and product and market penetration. With further master license and license agreements signed and product shipments to clients, interest in Dynamotive's technology and products is high with potential project opportunities in Europe, the Americas, Australia and Asia that are gradually being converted to licenses and projects.

"Through our investment in West Lorne, we expect to accelerate revenue generation and achieve break even status at the plant in 2007. The investment has a projected payback of three years and further underscores the excellent working relationship with Erie Flooring and Wood Products."

Other recent Dynamotive highlights:
- Executed joint venture agreements and received funding from Consensus Business Group for biomass and European joint ventures, with an additional $20 million line of credit available for approved project developments.
- Appointed George J. Terwilliger III, Esq., former Deputy Attorney General of the United States, and Dr. Curtin Winsor, former U.S. Ambassador to Costa Rica, to Dynamotive's U.S. subsidiary's Board of Directors.
- Set up operations in Latin America through its office in Argentina.
- Signed Australian Master License and received funds relating to such agreement.
- Completed second phase of its energy crop development plan in Ukraine with its partner Rika Biofuels.
- Held strong cash and cash equivalents position of $11.8 million at September 30, 2006.
- Continues to hold no long-term debt.


              Summary Financial results are presented as follows:

                   Unaudited Consolidated Statements of Loss
                           (expressed in U.S. dollars)


                                    Three Months Ended      Nine Months Ended
                                       September 30,           September 30,
                                     2006        2005        2006       2005
                                       $           $          $           $
------------------------------------------------------------------------------
EXPENSES
Marketing and business development 464,385     195,909   1,394,025     551,751
Research and development           974,743     492,733   3,050,615   1,640,337
General and administrative
  expenses                       1,784,153   1,323,353   5,282,125   3,589,818
Depreciation and Amortization       28,997      35,294      84,597     102,202
Interest expense                    24,524     925,533     446,877   1,084,352
Exchange (gain) loss                 1,445     (29,244)    248,563     (28,636)
-------------------------------------------------------------------------------
                                 3,278,247   2,943,578  10,506,802   6,939,824
-------------------------------------------------------------------------------
Loss from operations            (3,278,247) (2,943,578)(10,506,802) (6,939,824)

OTHER REVENUE AND EXPENSES
Interest and other income          191,283      19,505     366,095      20,710
Loss on write-down of long-term
  Assets                        (2,300,000)         --  (2,300,000)         --
-------------------------------------------------------------------------------
Loss for the Period             (5,386,964) (2,924,073)(12,440,707) (6,919,114)
===============================================================================

Weighted average number of
common shares outstanding      162,278,171 109,672,315 148,705,520 104,389,515
-------------------------------------------------------------------------------
Basic and diluted loss per Common share
-------------------------------------------------------------------------------
Share for operations for
  the period                           0.03        0.03        0.08        0.07
-------------------------------------------------------------------------------





About Dynamotive
----------------
Dynamotive Energy Systems Corporation is an energy solutions provider headquartered in Vancouver, Canada, with offices in the USA, UK and Argentina. Its carbon/greenhouse gas neutral fast pyrolysis technology uses medium temperatures and oxygen-less conditions to turn dry waste biomass and energy crops into BioOil for power and heat generation. BioOil can be further converted into vehicle fuels and chemicals. Dynamotive's website: www.dynamotive.com

Contacts:
Nigel Horsley, Executive Director, Communications and Investor
Relations,  604-267-6028
Nathan Neumer, Director, Communications,  604-267-6042

Switchboard (604) 267-6000
Toll Free (North America) 1-877-863-2268
Fax (604) 267-6005


Email: info@dynamotive.com
Website: www.dynamotive.com

Forward Looking Statement
-------------------------
Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements". Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the Company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions. These risks are generally outlined in the Company's disclosure filings with the Securities and Exchange Commission.